Mail Stop 4561


								August 17, 2005



Arthur D. Lyons
President
Omni Medical Holdings, Inc.
1107 Mt. Rushmore Road, Suite 2
Rapid City, South Dakota  57701

Re:	Omni Medical Holdings, Inc.
	Information Statement on Schedule 14C
	Filed August 8, 2005
	File No. 0-26177


Dear Mr. Lyons:

	This is to advise you that we have conducted only a limited review of your information statement. Based on that limited review, we have the following comments.
General

We note that on April 21, 2005 you filed a Form 8-K to disclose the
acquisition of a majority interest in Plum Creek Outpatient, Inc.
and
the assets of Stat Anesthesia, P.C. in exchange for common stock in
your company. Your Form 8-K also indicates that the total outstanding shares following the completion of these transactions will be approximately 52,649,430. We note that the purpose of your
Schedule 14C is to inform shareholders that you have obtained consent
from the majority of the stockholders approving an amendment to your
Articles of Incorporation that will increase the amount of
authorized
shares from 50 million to 100 million.   As such, it appears that
your Information Statement must include the information required by
Item 13 and 14 of Schedule 14A since the amendment to your
Articles
of Incorporation is a condition to the acquisitions described in your
Form 8-K. Therefore, please amend your Information Statement to include the disclosure required by Item 13 and 14 of Schedule 14A or tell us why you believe you are not required to do so.  See Note A to
Schedule 14A and Item 1 to Schedule 14C.
*  *  *  *
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3694.

      Sincerely,



      Owen Pinkerton
      Senior Counsel

cc:	Leonard W. Burningham, Esq. (via facsimile)

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Arthur D. Lyons
Omni Medical Holdings, Inc.
August 17, 2005
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